FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2003

DIAGEO plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 March 2003 – 31 March 2003

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Company purchases its own securities (3 March 2003)	Announcement Company purchases its own securities (14 March 2003)

Announcement Company purchases its own securities (4 March 2003)	Announcement
• Messrs Walsh and Rose inform Company of their beneficial interests
• Sale and transfer of shares by share plan trustees
• Purchase of Diageo Shares by Diageo
Employee Benefit Trust Trustee
(14 March 2003)

Announcement Additional Listing (5 March 2003)	Announcement Company purchases its own securities (17 March 2003)

Announcement Company purchases its own securities (5 March 2003)	Announcement Lord Hollick informs Company of his beneficial interests (18 March 2003)

Announcement • Messrs Walsh and Rose inform Company of their beneficial interests • Sale and transfer of shares by share plan trustees (7 March 2003)	Announcement Company purchases its own securities (18 March 2003)

Announcement Lord Blyth and Messrs Walsh and Rose inform Company of their beneficial interests (10 March 2003)	Announcement Company purchases its own securities (19 March 2003)

Announcement Messrs Walsh and Rose inform Company of their beneficial interests (11 March 2003)	Announcement Mr W Shanahan informs Company of his beneficial interests (20 March 2003)

Announcement Company purchases its own securities (12 March 2003)	Announcement Company purchases its own securities (20 March 2003)

Announcement Lodgement of Diageo Interim Report (13 March 2003)	Announcement Messrs Walsh and Rose inform Company of their beneficial interests (21 March 2003)

Announcement Company purchases its own securities (13 March 2003)	Announcement Diageo notes publication of proposed ready to drink regulations in the US (21 March 2003)

Announcement Company purchases its own securities (21 March 2003)	Announcement Company purchases its own securities (24 March 2003)

Announcement Company purchases its own securities (replacement) (25 March 2003)	Announcement Company purchases its own securities (26 March 2003)

Announcement Company purchases its own securities (27 March 2003)	Announcement Messrs Walsh and Rose inform Company of their beneficial interests (28 March 2003)

Announcement Company purchases its own securities (28 March 2003)	Announcement Company purchases its own securities (31 March 2003)

Company	Diageo
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:56 3 Mar 2003
Number	PRNUK-0303

3 March 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 632.48 pence per share.

END

Company	Diageo
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:10 4 Mar 2003
Number	PRNUK-0403

4 March 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 634.58 pence per share.

END

Company	Diageo
TIDM	DGE
Headline	Additional Listing
Released	15:11 5 Mar 2003
Number	PRNUK-0503

TO: Regulatory Information Service
PR Newswire

RE: Additional Listing

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 775,000 Ordinary shares of 28 101/108p each under the Diageo Associated Companies Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Application for listing has also been made to the Irish and Paris Stock Exchanges.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

5 March 2003

END

Company	Diageo
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:52 5 Mar 2003
Number	PRNUK-0503

5 March 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 619.37 pence per share.

END

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	15:46 7 Mar 2003
Number	PRNUK-0703

TO: Regulatory Information Service
PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1) that it received notification on 7 March 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 17,466 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 7 March 2003 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares	Range of Option Prices
	Transferred	of Ordinary Shares
07.03.03	17,466	£4.56 - £5.23

The total holding of the Trust now amounts to 350,675 Ordinary Shares.

2) that it received notification on 7 March 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) that the Trustee sold 761 Ordinary Shares in respect of participants leaving the Plan and transferred 2,734 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold at prices of £6.39- £6.3906 and £6.215 per share on 3 March 2003 and 6 March 2003 respectively by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of	No of Ordinary Shares Transferred
Transaction
03.03.03	2,734

Date of	No of Ordinary Shares Sold	Price Per
Transaction		Share
03.03.03	664	£6.39 - £6.3906
06.03.03	97	£6.215

The total holding of the Trust now amounts to 1,918,252 ordinary shares.

7 March 2003

END

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	15:15 10 Mar 2003
Number	PRNUK-1003

TO: Regulatory Information Service
PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces the following:

1.     that it received notification on 10 March 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) that:

(i)  the Trustee purchased 58,065 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) in respect of participants in the Plan on 10 March 2003 at a price 614.5p per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(ii)  the following directors of the Company were allocated Ordinary Shares on 10 March 2003 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	Number of Ordinary Shares

N C Rose	30

P S Walsh	30

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of 614.5p.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries. As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Diageo plc QUEST, the Grand Metropolitan No 2 Employee Share Trust, the Diageo Employee Benefit Trust, and in the case of Mr Walsh only, the Pillsbury 401(K) Savings Plan) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	121,958

P S Walsh	583,088*

*(of which 4,932 are held in the form of American Depositary Shares);

As a result of the purchase by the Trustee on 10 March 2003 the total holding of the Trustee now amounts to 1,976,317 Ordinary Shares.

2.     that it received notification on 10 March 2003 from Lord Blyth that he has purchased 1,213 Ordinary Shares on 10 March 2003 under an arrangement with the Company, whereby he has agreed to use an amount of £7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of 614.5p.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 25,229.

10 March 2003.

END

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	15:46 11 Mar 2003
Number	PRNUK-1103

TO: Regulatory Information Service
PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF
CONTINUING OBLIGATIONS

Diageo plc (the ‘Company’) announces that today the directors named below weregranted the following options over ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) under the Company’s Senior Executive Share Option Plan:

Name of Director	No of Ordinary Shares

N C Rose	18,292

P S Walsh	30,487

Each option was granted at a price of £6.15 per Ordinary Share and is exercisable between 11 March 2006 and 10 March 2013, subject to satisfaction of performance criteria.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Diageo plc QUEST, the Grand Metropolitan No 2 Employee Share Trust, the Diageo Employee Benefit Trust, and in the case of Mr Walsh only, the Pillsbury 401(K) Savings Plan) are as follows:

Name of Director	Number of Shares

N C Rose	121,958

P S Walsh	583,088*

*(of which 4,932 are held in the form of American Depositary Shares).

11 March 2003

END

Company	Diageo
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:25 12 Mar 2003
Number	PRNUK-1203

12 March 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 615.46 pence per share.

END

Company	Diageo
TIDM	DGE
Headline	Doc re: Interim Results
Released	11:17 13 Mar 2003
Number	PRNUK-1303

TO: Regulatory Information Service
PR Newswire

RE: CHAPTER 9 PARAGRAPH 32 OF
CONTINUING OBLIGATIONS

Diageo plc (the ‘Company’) announces that in accordance with Chapter 9 paragraph 32 of the Listing Rules, two copies of the Company’s Interim Report for the six months ended 31 December 2002 and Summary Financial Statements notices have been lodged today at the UK Listing Authority’s Viewing Facility.

13 March 2003

END

Company	Diageo
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:50 13 Mar 2003
Number	PRNUK-1303

13 March 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 200,000 ordinary shares at an average of 618.18 pence per share.

END

Company	Diageo
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:14 14 Mar 2003
Number	PRNUK-1403

14 March 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 800,000 ordinary shares at an average of 646.03 pence per share.

END

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	12:37 14 Mar 2003
Number	PRNUK-1403

TO: Regulatory Information Service
PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1) that it received notification on 14 March 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 18,510 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 14 March 2003 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares	Range of Option Prices
	Transferred	of Ordinary Shares
14.03.03	18,510	£4.56 - £5.23

The total holding of the Trust now amounts to 332,165 Ordinary Shares.

2) that it received notification on 14 March 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) that the Trustee sold 703 Ordinary Shares in respect of participants leaving the Plan and transferred 5,990 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold at prices of £6.28 (698 shares) and £6.2862 (5 shares) per share on 13 March 2003 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of	No of Ordinary Shares Transferred
Transaction

13.03.03	5,990

Date of	No of Ordinary Shares Sold	Price Per
Transaction		Share

13.03.03	698	£6.28
13.03.03	5	£6.2862

The total holding of the Trust now amounts to 1,969,624 ordinary shares.

3) that it received a notification on 13 March 2003 from Mourant & Co Trustees Limited, as trustee of the Diageo Employee Benefit Trust (‘Mourant’), that Mourant had purchased on 11 March 2003 200,000 Ordinary Shares for the Employee Benefit Trust at a price of £6.15821 per Ordinary Share.

Executive directors who are potential beneficiaries of the Employee Benefit Trust are:

N C Rose

P S Walsh

As a result of the above transactions the total holding of the Employee Benefit Trust amounts to 6,177,180 Ordinary Shares.

14 March 2003

END

Company	Diageo
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:03 17 Mar 2003
Number	PRNUK-1703

17 March 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 310,000 ordinary shares at an average of 641.11 pence per share.

END

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	14:51 18 Mar 2003
Number	PRNUK-1803

TO: Regulatory Information Service
PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF
CONTINUING OBLIGATIONS

Diageo plc (the ‘Company’) announces that it received a notification today from Lord Hollick, a director, that he purchased on 17 March 2003, 5,000 ordinary shares of 28 101/108p each in the Company (‘Ordinary Shares’) at a price per Ordinary Share of 676.5p.

As a result of this transaction Lord Hollick’s interest in Ordinary Shares is 5,000.

18 March 2003

END

Company	Diageo
TIDM	DGE
Headline	Purchase of Own Securities
Released	18:20 18 Mar 2003
Number	PRNUK-1803

18 March 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 100,000 ordinary shares at an average of 667.50 pence per share.

END

Company	Diageo
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:13 19 Mar 2003
Number	PRNUK-1903

19 March 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 666.69 pence per share.

END

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	13:24 20 Mar 2003
Number	PRNUK-2003

TO: Regulatory Information Service
PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’), announces that Mr W S Shanahan, a director, notified the Company yesterday that he became aware on 14 March 2003 that on 25 November 2002 he had acquired a beneficial interest in 850 9.42% Cumulative Preferred Securities, Series A (‘Preferred Securities’) of Grand Metropolitan Delaware, L.P., a subsidiary of the Company. The Preferred Securities were purchased by a broker on Mr Shanahan’s behalf at a price of $27.52 each.

As a result of this transaction, Mr Shanahan’s beneficial interest in the Preferred Securities of Grand Metropolitan Delaware, L.P. is 850.

Mr Shanahan’s beneficial interest in American Depositary Shares in the Company(‘ADS’) is 4,000. One ADS is the equivalent of four ordinary shares of 28- 101/108 pence in the Company.

20 March 2003

END

Company	Diageo
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:04 20 Mar 2003
Number	PRNUK-2003

20 March 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 700,000 ordinary shares at an average of 664.90 pence per share.

END

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	11:20 21 Mar 2003
Number	PRNUK-2103

TO: Regulatory Information Service
PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces:

that it received notification on 21 March 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 11,767 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 21 March 2003 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares	Range of Option Prices
	Transferred	of Ordinary Shares
21.03.03	11,767	£4.645 - £5.23

The total holding of the Trust now amounts to 320,398 Ordinary Shares.

21 March 2003

END

Company	Diageo PLC
TIDM	DGE
Headline	Diageo notes publication
Released	12:37 21 Mar 2003
Number	0521J

21 March 2003

DIAGEO NOTES PUBLICATION OF PROPOSED READY TO DRINK REGULATIONS IN THE US

The United States Alcohol & Tobacco Tax & Trade Bureau (TTB) yesterday published proposed new regulations on the formulation, labeling and advertising of ready to drink (RTDs) products or ‘flavoured malt beverages’ (FMBs). These proposed regulations provide for a public comment period of 90 days. It is not anticipated that the final regulations will become binding for a significant period of time.

These proposals would limit the alcohol contribution from flavours and other ingredients containing alcohol to 0.5% alcohol by volume. The proposals also solicit comments on other approaches, including one requiring that the majority of the alcohol in an FMB would be derived from the malt base. The proposals include additional regulations on labeling and advertising for FMBs. They specifically authorise the use of distilled spirit brand names on malt beverages. Among the products covered by the proposals would be Diageo’s Smirnoff Ice.

These proposals mark a change in US policy under which FMBs have been produced, marketed and sold for the past 30 years, during which FMBs experienced strong growth, vigorous competition and consumer satisfaction. Diageo intends to use the 90-day comment period to provide input on the proposed regulations.

ENDS

Diageo contacts:
Investors Relations Kelly Padgett +00 1 202 715 1110
Catherine James +00 44 (0) 927 5272
Media Relations Gary Galanis +00 1 203 359 7193

Notes to editor:

Diageo is the world’s leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, wine and beer categories. These brands include: Johnnie Walker, Guinness, Smirnoff, J&B, Baileys, Jose Cuervo, Tanqueray, Captain Morgan, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo is a global company, trading in more than 200 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com Diageo sells 34 RTD/FMB products in 39 countries worldwide. In the six months to 31 December 2002 Diageo sales of RTDs were £800m. Smirnoff Ice is sold in 34 countries globally, with annual sales of £600m.

END

Company	Diageo
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:56 21 Mar 2003
Number	PRNUK-2103

21 March 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 800,000 ordinary shares at an average of 673.43 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:51 24 Mar 2003
Number	1337J

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 500,000 ordinary shares at an average price of 665.35p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Secs.-Replcmt
Released	17:20 25 Mar 2003
Number	1959J

The following replaces the Purchase of own securities announcement1926J which was sent at 16.52pm on 25 March 2003. The price at which shares were purchased should read 660.3832p and not 660.3842p as previously stated. The complete correct announcement is reproduced for your information.

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 500,000 ordinary shares at an average price of 660.3832p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:47 26 Mar 2003
Number	2502J

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 140,000 ordinary shares at an average price of 665.6858p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:54 27 Mar 2003
Number	3099J

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 585,000 ordinary shares at an average price of 673.1802p per share.

END

Company	Diageo
TIDM	DGE
Headline	Director Shareholding
Released	10:59 28 Mar 2003
Number	PRNUK-2803

TO: Regulatory Information Service
PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 28 March 2003 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 9,379 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 28 March 2003 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares	Range of Option Prices
	Transferred	of Ordinary Shares
28.03.2003	9,105	£4.47 - £5.23
28.03.2003	274	£4.645

The total holding of the Trust now amounts to 311,019 Ordinary Shares.

28 March 2003

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:56 28 Mar 2003
Number	3807J

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 700,000 ordinary shares at an average price of 667.7797p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:58 31 Mar 2003
Number	4469J

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 500,000 ordinary shares at an average price of 647.9735p per share.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

23 April 2003	/s/ J Nicholls Name: J Nicholls Title: Deputy Secretary